INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

To the shareholders and Board of Directors.

Fuel Doctor Holdings, Inc.

We consent to the inclusion in this Amendment #1 to Form 10-12g of Fuel Doctor Holdings, Inc., of our report dated March 05, 2021, which includes an explanatory paragraph as to the ability of Fuel Doctor Holdings, Inc. to continue as a going concern, with respect to our audit of the financial statements of Fuel Doctor Holdings, Inc. as of December 31, 2020 & 2019, which report appears in this general form for registration of securities.

/s/ Zia Masood Kiani & Co. Zia Masood Kiani & Co.

(Chartered Accountants)

Islamabad, Pakistan

Date: May 10, 2021